UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Imperial Oil Limited

(Exact name of the registrant as specified in its charter)

CANADA	0-12014	98-0017682
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

505 QUARRY PARK BOULEVARD S.E., CALGARY, AB, CANADA, T2C 5N1

(Address of principal executive offices) (Postal Code)

Daniel E. Lyons (587) 476-3941

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Item 1.01	Conflict Minerals Disclosure

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the “conflict mineral rules”) require Imperial to make certain disclosures concerning supply sources for conflict minerals – principally consisting of gold, tin, tungsten, or tantalum – that may be necessary to the manufacture or functionality of our products. Terms and phrases used but not defined in this disclosure have the meanings given under the conflict mineral rules.

Imperial manufactures or contracts to manufacture certain catalysts for which tin or tungsten are necessary to the product’s functionality. Imperial also makes use of certain tin and tungsten catalysts in our own refineries and chemical plants. Depending on the type of catalysis process used, trace amounts of such minerals may exist in some of our finished products.

Although these tin and tungsten catalysts are used in compound form we have conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals described above for 2017. Such inquiry is reasonably designed to determine whether any of these minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or are from recycled or scrap sources. The inquiry included obtaining written representations from each of our suppliers for these minerals to the effect that (i) the supplier has conducted its own reasonable country of origin inquiry within the meaning of the conflict mineral rules with respect to minerals sold to Imperial; and (ii) based on such inquiry, the supplier has determined such minerals do not originate in the DRC or an adjoining country, or are from recycled or scrap sources, or the supplier has no reason to believe such minerals may have originated in the DRC or an adjoining country. We have also amended each of our contracts with suppliers of conflict minerals to require the supplier to maintain procedures reasonably designed to ensure any conflict minerals sold to Imperial are not sourced from the DRC or an adjoining country, and to require prompt notice to Imperial of any breach of this covenant.

Based on these inquiries, we have no reason to believe any of the conflict minerals necessary for products we manufactured or contracted to manufacture in 2017 may have originated in the DRC or an adjoining country.

This Conflict Minerals Disclosure is available on Imperial’s website at:

http://www.imperialoil.ca/en-ca/company/investors/reports-and-filings/sec-filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Imperial Oil Limited

/s/ Daniel E. Lyons		May 28, 2018
By	Daniel E. Lyons	(Date)
Senior vice-president, finance and administration, and controller
(Chief financial officer)

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